                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _____________

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                               (Final Amendment)

                                      and

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                         THE AMERICAS GROWTH FUND, INC.
                           (Name of Subject Company)

                       JWCHARLES FINANCIAL SERVICES, INC.
                                    (Bidder)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    3060F107
                     (CUSIP Number of Class of Securities)

                                 Joel E. Marks
                          1117 Perimeter Center West
                                  Suite 500E
                            Atlanta, Georgia 30338
                                (770) 339-8805
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                  Copies to:

                             W.  Randy Eaddy, Esq.
                            Kilpatrick Stockton LLP
                       1100 Peachtree Street, Suite 2800
                            Atlanta, GA 30309-4530
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CUSIP NO.  3060F107                      14D-1
           --------


1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       JWCHARLES FINANCIAL SERVICES, INC.
       58-1545984

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
                                                             (b) [X]

3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

       [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       FLORIDA


7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,488/1/

8.     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

       [ ]

9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       90.9/1/

10.    TYPE OF REPORTING PERSON

       CO

_____________________________
/1/ The shares beneficially owned include approximately 822,938 shares of common stock of The Americas Growth Fund, Inc., par value $.01 per share, tendered in the Exchange Offer (including approximately 16,380 such shares tendered subject to notices of guaranteed delivery).

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CUSIP NO.  3060F107                      14D-1
           --------

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       JWCHARLES CLEARING CORP.
       370975072

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
                                                             (b) [X]

3.     SEC USE ONLY

4.     SOURCES OF FUNDS

       WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)

       [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       FLORIDA

7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,149,488/1/

8.     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

       [_]

9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       90.9/1/

10.    TYPE OF REPORTING PERSON

       CO

__________________________
/1/ The shares beneficially owned include approximately 822,938 shares of common stock of The Americas Growth Fund, Inc., par value $.01 per share, tendered in the exchange offer (including approximately 16,380 such shares tendered subject to notices of guaranteed delivery).

       This Amendment No. 1, the final amendment, hereby amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on August 19, 1997, by JWCharles Financial Services, Inc., a Florida corporation ("JWCFS"), relating to the offer by JWCFS to exchange all (but not less than 51%) of the outstanding shares of common stock, par value $.01 per share (the "AGRO Shares"), of The Americas Growth Fund, Inc., a Maryland corporation ("AGRO"), for shares of common stock, par value $.001 per share (the "JWCFS Shares"), of JWCFS, upon the terms and subject to the conditions set forth in JWCFS' Prospectus, dated August 14, 1997 (the "Prospectus"), and the related Letter of Transmittal and (ii) the Schedule 13D of JWCharles Clearing Corp., a wholly-owned subsidiary of JWCFS, relating to the AGRO Shares, originally filed on March 11, 1997, with respect to the acquisition by JWCFS of beneficial ownership of the AGRO Shares pursuant to the Exchange Offer.

       All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       Item 6 of the Schedule 14D-1 is hereby amended and supplemented by the following information:

       The Exchange Offer expired in accordance with its terms at midnight, Atlanta time, on September 22, 1997. Based on information provided by the Exchange Agent, a total of approximately 822,938 AGRO Shares (including approximately 16,380 AGRO Shares tendered subject to Notices of Guaranteed Delivery) were validly tendered and not withdrawn pursuant to the Exchange Offer and were accepted by JWCFS for exchange according to the terms of the Exchange Offer on the basis of .431 share of JWCFS common stock for each share of AGRO common stock. The AGRO Shares tendered represent approximately 65% of the AGRO Shares and together with the AGRO Shares already owned by the Company represent approximately 91% of the AGRO Shares.

ITEM 10.  ADDITIONAL INFORMATION.

       Item 10 of the Schedule 14D-1 is hereby amended and supplemented by the following information:

       On September 23, 1997, JWCFS issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference, relating to the expiration of the Exchange Offer and the number of AGRO Shares tendered in the Exchange Offer.

ITEM 11.  MATERIAL TO FILED AS EXHIBITS.

       Item 11 of the Schedule 14D-1 is amended and supplemented by adding Exhibit (a)(9), which is filed herewith, as an exhibit to the Schedule 14D-1.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September  23, 1997

                               JWCHARLES FINANCIAL SERVICES, INC.


                               By: /s/ JOEL E. MARKS
                                  -----------------------------------------
                               Name:  Joel E. Marks
                               Title: Vice Chairman and
                                      Chief Financial Officer
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                                 EXHIBIT INDEX

     EXHIBIT NO.    DESCRIPTION
     -----------    -----------

       (a)(9) Text of Press Release, dated September 23, 1997, issued by JWCFS.